Exhibit 99.311

Nextech AR Solutions Corp. Reports Record Q1 2021 Results

LiveX Platform Expected to Generate Annual Cost Savings of $6 million

VANCOUVER, B.C., Canada – May 12th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announces its financial results for the first quarter 2021 ending March 31st, 2021 and a operational Nextech AR LiveX update. Subsequently, Nextech will host a conference call to discuss the first quarter results and operations update on May 12th, 2021 at 5:30 p.m. Eastern Time.

Q1 Financial highlights:

●	Revenue for the three months ended March 31st, 2021 was $7.7 million an increase of over 200% compared to the three months ended March 31st, 2020 of $2.5 million.

●	Gross profit for the three months ended March 31st, 2021 was $3.3 million an increase of over 280% compared to the three months ended March 31st, 2020 of $1.4 million.

●	Total Bookings for the three months ended March 31st, 2021 was $2.2 million an increase of over 4,700% compared to the three months ended March 31st, 2020 of $0.5 million.

LiveX Operational Update:

Nextech is pleased to announce that its next-generation digital experience platform Nextech AR LiveX is now live. LiveX is a highly scalable all-in-one streaming platform for creators, corporate events, livestreaming, music, NFTs which is AR enhanced and advertising enabled. The platform is also being intergraded with Shopify to allow for seamless ecommerce and merchandise sales.

As a result of the successful launch of LiveX, the Company has committed all current and future events to be hosted and monetized on LiveX Platform. The LiveX Platform has demonstrated the following advantages;

●	With LiveX our Events are designed 10X faster allowing for cost savings and scale.

●	Multiple monetization options: ads, ticketing, merch sales, event sales and NFT auctions.

●	Better user functionality and design resulting in an improved attendee experience.

●	Reduction in the cost-to-serve per event, yielding a greater gross profit margin with the additional benefit of recurring revenues from monthly and annual subscriptions.

Transitioning all events to our LiveX platform will save the Company approximately $6.0 million annually relating to streamlining the engineering, development and support costs associated with earlier versions of the technology platform.

Nextech AR LiveX has the potential for further delivery efficiencies and related costs benefits through Q3 with the release of LiveX 2.0, featuring self-serve.

“Our Q1 2021 record results are a testament to the success of our diversified business model and our unique value proposition; offering Augmented Reality technology in everything that we do. Our business is growing rapidly through AR innovation and our DXP platform LiveX. LiveX is built for scale for enterprise clients targeting key verticals like education, entertainment, events, retail, medical and marketplaces. We see this as the digital experience platform of the future, today,” said Evan Gappelberg CEO and Director.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash	$7,900,016	$10,684,952
Digital Assets	-	2,546,035
Receivables	2,095,953	1,312,548
Contract Asset	360,060	244,478
Prepaid expenses	1,744,576	1,354,369
Inventory	4,673,895	3,211,675
	16,774,500	19,354,057
Non-current assets
Equipment	337,036	300,558
Right-of-use asset	992,298	1,034,724
Intangible assets	3,090,162	3,500,041
Goodwill	4,847,750	4,886,513
Total assets	$26,041,746	$29,075,893
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$3,976,397	$2,527,437
Deferred revenue	1,193,069	383,022
Lease liability	147,750	150,662
Contingent consideration	2,489,557	2,717,859
	7,806,773	5,778,980
Non-current liabilities
Lease liability	836,323	877,978
Total liabilities	8,643,096	6,656,958
Shareholders' Equity
Share capital	43,775,485	41,968,520
Reserves	9,113,625	6,757,098
Deficit	(35,490,460)	(26,306,683)
	17,398,650	22,418,935
Total liabilities and shareholders' equity	$26,041,746	$29,075,893

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Revenue	$7,726,703	$2,491,985
Cost of sales	(4,412,278)	(1,144,136)
Gross profit	3,314,425	1,347,849
Operating expenses:
Sales and marketing	4,640,087	1,418,833
General and administrative	3,747,723	709,427
Research and development	1,793,479	239,193
	10,181,289	2,367,453
Other income (expense)
Stock-based compensation	2,402,628	268,275
Amortization	380,220	88,253
Gain on digital assets	(219,321)	-
Depreciation	27,950	9,849
Foreign exchange gain	(274,564)	1,694
Financing expense	-	-
	2,316,913	368,071
Loss before income taxes	(9,183,777)	(1,387,675)
Deferred income tax recovery	-	24,239
Net loss	$(9,183,777)	$(1,363,436)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	(52,401)	488,316
Total comprehensive loss	$(9,236,178)	$(875,120)
Loss per common share
Basic and diluted loss per common share	(0.12)	(0.02)
Weighted average number of common shares outstanding
Basic and diluted	77,489,618	61,378,508

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows from operating activities
Net loss	$(9,183,777)	$(1,363,436)
Items not affecting cash
Amortization of intangible assets	380,220	88,253
Amortization of right to use asset	34,311	-
Gain on sale of bitcoin	(219,321)	(24,239)
Depreciation of property and equipment	27,950	9,849
Shares issued to settle related party liability	1,299,845	38,239
Stock-based compensation	2,402,628	-
Share-based payments	22,156	650,946
Shares issued for exercise of options	6,300	-
Changes in non-cash working capital balances
Receivables	(783,405)	(217,245)
Contract Asset	(115,582)
Prepaid expenses	(390,207)	(19,075)
Bitcoin	2,546,035	-
Inventory	(1,462,220)	(244,810)
Accounts payable and accrued liabilities	1,448,960	(325,523)
Deferred revenue	810,047	-
Net cash used in operating activities	$(3,176,060)	$(1,407,041)
Cash flows from investing activities
Sale of Bitcoin	219,321	-
Purchase of equipment	(50,414)	-
Net cash used in investing activities	$168,907	$-
Cash flows from financing activities
Proceeds from exercise of options and warrants	486,464	712,439
Payment of lease obligations	(44,567)	-
Net cash provided by financing activities	$441,897	$712,439
Change in cash during the period	(2,565,256)	(694,602)
Cash, beginning of period	10,684,952	2,849,344
Effects of foreign exchange on cash	(219,680)	154,914

Cash, end of period	$7,900,016	$2,309,656
Supplemental cash flow information
Taxes paid	-	-
Interest Paid	1,261	-
Interest received	9,298	-

Conference Call Details:

Date: Wednesday, May 12th, 2021

Time: 5:30 p.m. Eastern Time

Toll Free Dial-In Number: (877) 201-0168

International Dial-In Number: (647) 788-4901

Conference ID: 4288924

Webcast Link: Nextech AR Q1, 2021 Earnings Call

For those unable to join the live event, a recording of the presentation will be posted on the company's website.

About NexTech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

Non-IFRS Financial Measures

Total Bookings and Backlog are not defined by and does not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measure, in addition to conventional measures prepared in accordance with IFRS, enables investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Bookings: the total dollar value of technology services and license services included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced or recognized as revenue in the period. This information provides the user with information on the performance of our sales efforts in the period as there is a timing difference between when we close a deal and when it is ultimately ‘earned’ as defined in IFRS for revenue due to the term of our contracts and delivery timelines.

Backlog: the estimated unearned portion of technology services and license services in customer contracts that are in process and have not been completed as at the specified date. This includes billed and unbilled amounts within each contract. Since our revenue is recognized as earned, this will translate to total bookings to date less earned revenue recognized on the financial statements. This information provides the user with an estimate of the work expected to be completed and earned in the future at a given point in and is used by management to allocate resources to our revenue delivery team.

Please refer to the Company's most recent management discussion and analysis for further information and reconciliations for these non-IFRS measures.

Forward-looking Statements

This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release. Nextech’s unaudited financial statements for the quarter ending March 31, 2021 and notes thereto (the "financial statements"), and the MD&A are available on our website at www.nextechar.com and are filed on SEDAR at www.sedar.com. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) unless otherwise indicated.

This press release may contain forward-looking information within the meaning of applicable securities laws, which reflects the Company's current expectations regarding future events, including with respect to the Company's financial outlook. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Specifically, NexTech's forecast on Total Bookings is considered forward-looking information. The foregoing demonstrates NexTech's objectives, which are not forecasts or estimates of its financial position but are based on the implementation of its strategic goals, growth prospects and growth initiatives. Management's assessments of, and outlook for, Total Bookings set out herein are generally based on the following assumptions: (a) NexTech's results of operations will continue as expected, (b) the Company will continue effectively execute against its key strategic growth priorities, (c) the Company will continue to retain and grow its existing customer base and market share, (d) the Company will be able to take advantage of future prospects and opportunities, and continue to realize on synergies, (e) there will be no changes in legislative or regulatory matters that negatively impact NexTech's business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries NexTech operates in will continue to grow consistent with past experience. The Company considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. The achievement of target revenue set out above is subject to significant risks including: (a) that the Company will be unable to effectively execute against its key strategic growth priorities and (b) the Company will be unable to continue to retain and grow its existing customer base and market share. These estimates have been prepared by and are the responsibility of management.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under "Risk Factors" in the final short form prospectus of the Company dated August 12, 2020. NexTech does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.